UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Power REIT
(Name of Issuer)
Common Stock
(Title of Class of Securities)
73933H 101
(CUSIP Number)
March 2, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933H 101                                              Schedule 13G                                                         Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Justinian R. Hobor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,654(1)
	6	SHARED VOTING POWER 16,654(1)
	7	SOLE DISPOSITIVE POWER 16,654(1)
	8	SHARED DISPOSITIVE POWER 90,415(1)(2)
9	AGGREGATE AMOUNT BENEFCIALLY OWNED BY EACH REPORTING PERSON 90,415
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%
12	TYPE OF REPORTING PERSON (see instructions) IV

(1) Includes 6,654 shares directly owned by Justinian R. Hobor and 10,000 shares owned by Roundwood Capital, LLC where Justinian R. Hobor is a managing member.

(2) Includes 73,761 shares where Justinian R. Hobor has limited power of attorney to execute transactions on behalf of his advisory clients.  Mr. Hobor does not have voting authority over these shares.

CUSIP No. 73933H 101                                              Schedule 13G                                                         Page 3 of 5 Pages

Item 1

(a)    Name of issuer: Power REIT

(b)   Address of issuer's principal executive offices:
301 Winding Road
Old Bethpage, NY 11804

Item 2

(a)    Name of person filing:  Justinian R. Hobor

(b)   Address or principal business office or, if none, residence:
1358 W Greenleaf Ave. Apt 3S
Chicago IL 60626

(c)    Citizenship:  United States of America

(d)   Title and class of securities:  Common Stock

(e)    CUSIP No.:  73933H 101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)    ☐  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)     ☐  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)    ☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)    ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     ☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    ☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 73933H 101                                              Schedule 13G                                                         Page 4 of 5 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:  90,415.

(b)    Percent of class: 5.19%.

(c)    Number of shares as to which the person has:

(i)                 Sole power to vote or to direct the vote: 16,654.

(ii)               Shared power to vote or to direct the vote: 16,654.

(iii)             Sole power to dispose or to direct the disposition of: 16,654.

(iv)              Shared power to dispose or to direct the disposition of: 90,415.

Items 4(c)(i), 4(c)(ii) and 4(c)(iii) include 6,654 shares directly owned by Justinian R. Hobor and 10,000 shares owned by Roundwood Capital, LLC where Justinian R. Hobor is a managing member.  Item 4(c)(iv) includes those 16,654 and an additional 73,761 shares where Justinian R. Hobor has limited power of attorney to execute transactions on behalf of his advisory clients.  Mr. Hobor does not have voting authority over these shares.

Justinian R. Hobor is also the beneficiary of the Justinian Hobor Trust, which is beneficial owner of 5,000 shares.  However, Justinian R. Hobor is not a trustee or have any authority to dispose or vote those shares at this, so he is not considered beneficial owner of those 5,000 shares, and those shares are not included in the beneficial ownership total.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following - ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 73933H 101                                              Schedule 13G                                                         Page 5 of 5 Pages

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2016

By:       /s/  Justinian R. Hobor
Name:  Justinian R. Hobor